50 Fremont Street San Francisco, CA 94105 Tel 415.983.1000 Fax 415.983.1200	MAILING ADDRESS P. O. Box 7880 San Francisco, CA 94120 www.pillsburylaw.com

March 27, 2007	Linda C. Williams
Phone: 415.983.7334
linda.williams@pillsburylaw.com

Via Facsimile

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0510

Attention:   Edward M. Kelly, Senior Counsel

          Jennifer R. Hardy, Legal Branch Chief

Re:	Headwaters Incorporated

    Pre-effective Amendment 1 to Registration Statement on Form S-4

    Filed March 5, 2007

    File No, 333-140067

    Annual Report on Form 10-K for the fiscal year ended September 30, 2006 and other Exchange Act reports incorporated by reference

    File No. 1-32459

Dear Mr. Kelly and Ms. Hardy:

Headwaters Incorporated (the “Company”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated March 13, 2007. Set forth below are the Company’s responses to the Staff’s comments. The number of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff. We also enclose for your convenience a marked copy of pre-effective Amendment No. 2 to the Registration Statement on Form S-4.

S-4

Prospectus’ Outside Front Cover Page

1.	The cover page is still hard to read. Please consider moving the definitions in the first paragraph to the summary section since it is clear from the context what these definitions mean on the cover page.

Response: The Company made changes to address the Staff’s comments.

United States Securities and

    Exchange Commission

March 27, 2007

2.	Disclosure states that holders may convert the new securities into cash and, at Headwaters’ option, shares of common stock. Revise to indicate that holders may convert the new securities into cash and, at Headwaters’ option, cash, common stock, or a combination of cash and common stock. We note the disclosure on page 9 and elsewhere.

Response: The Company made changes to address the Staff’s comments.

Material Differences Between the Old Securities and the New Securities, page 7

3.	We note your response to prior comment 9 which we believe is limited to discussing only the impact of the modification on cash flows and whether or not it meets the 10% threshold to be considered substantially different. Your response did not address the impact of adding specific conversion terms to the new securities as contemplated in EITF 06-06. Tell us how you considered the difference between the fair value of any embedded conversion options immediately before and after the modification and how this compares to the carrying value of the old securities. Please provide us your analysis of EITF 06-06.

Response: EITF 06-06, as amended in the November 16, 2006 EITF meeting (paragraph 11) indicates that “a separate analysis must be performed if the cash flow test under Issue 96-19 does not result in a conclusion that a substantial modification or exchange has occurred. Under that separate analysis, a substantial modification or exchange has occurred and the issuer should apply extinguishment accounting if the change in the fair value of the embedded conversion option (calculated as the difference between the fair value of the embedded conversion option immediately before and after the modification or exchange) is at least 10 percent of the carrying amount of the original debt instrument immediately prior to the modification or exchange. Additionally, a modification or an exchange of debt instruments that adds a substantive conversion option or eliminates a conversion option that was substantive at the date of the modification or exchange would always be considered substantial and debt extinguishment accounting would be required in those circumstances.”

As indicated in the information provided to you in our letter dated March 5, 2007 in response to comment 9 in the Staff’s letter dated February 13, 2007, we performed the cash flow test under Issue 96-19 and determined the change in the

United States Securities and

    Exchange Commission

March 27, 2007

present value of the remaining cash flows would be only 0.25%, which results in a conclusion that a substantial modification or exchange will not occur under Issue 96-19. Therefore, in accordance with the guidance cited above, we performed a separate analysis to determine whether a substantial modification or exchange will occur based on the change in fair value, addition, or extinguishment of any embedded conversion options.

The embedded conversion options that are proposed to be modified in the New Securities, as compared to the Old Securities, are as follows:

•

Settlement upon Conversion upon Satisfaction of Trading Price Condition. The proposed New Securities remove the requirement that the trading price of our common stock be outside of 100% to 130% of the then current conversion price for the Trading Price Condition to be operative.

•

Settlement upon Conversion upon Certain Corporate Transactions. The proposed New Securities modify the definitions of Certain Corporate Transactions that must occur in order for the New Securities to become convertible. The modifications relate to the definition of a “fundamental change.” The proposed New Securities also change the requirements of the Company and the terms of conversion in the event the New Securities become convertible.

The Company estimated the change in fair value of these conversion option provisions primarily 1) by evaluating the inducements deemed to be required to consummate the exchange transaction, 2) by reviewing the terms of similar exchange offers by other companies, and 3) by evaluating information received during consultations with investment bankers about potential modifications that could be made to the Old Securities, along with potential costs to the Company and / or potential value to the debt holders.

The Company believes the change in the Trading Price Condition will have some limited value to debt holders, which value is reflected in the amount of the proposed exchange fee as discussed in the following paragraph. The Company does not believe the occurrence of Certain Corporate Transactions is either more or less likely after the exchange transaction than before the transaction, and therefore, we believe the change in fair value of this conversion option is likely to be de minimus.

United States Securities and

    Exchange Commission

March 27, 2007

The primary inducements offered by the Company to consummate the exchange transaction consist of an exchange fee of 25 basis points and a make whole provision. The 25-basis-point exchange fee was considered in our cash flow analysis under EITF 96-19. Other exchange offers reviewed by us included inducement fees ranging from 0 to 75 basis points, with a lower threshold generally being associated with the addition of a make whole premium and an upper threshold generally being associated with no make whole premium. Because the New Securities include a make whole premium, the Company has proposed an inducement fee of 25 basis points, so it could be deduced that the value of the make whole premium could approximate 50 basis points, or $0.9 million. This amount results in a less than 1% change in fair value when compared to the carrying value of the debt ($172.5 million).

In summary, a substantial modification or exchange would occur if the change in fair value of the embedded conversion options were to be at least $17.25 million. The Company’s conclusion is that the change in fair value of all embedded conversion options will be far less than this amount.

In accordance with the guidance cited in the first paragraph of this response, we also considered whether the exchange will add a substantive conversion option or eliminate a conversion option that would be substantive at the date of the modification. In accordance with EITF 05-1, “a substantive conversion feature is a conversion feature that is at least reasonably possible of being exercisable in the future absent the issuer’s exercise of a call option.” We reviewed the proposed terms of the New Securities, as outlined above, and do not believe either of the modifications from the Old Securities would change the nature of the conversion feature such that it would change to or from a conversion feature that is “at least reasonably possible of being exercisable in the future.”

Based on the results of our analysis as described above, we do not believe a substantial change will occur and, therefore, extinguishment accounting will not be required.

4.	We note the responses to prior comments 12 and 14. The disclosure does not appear comprehensible, however, without an example. Please provide an example at “Payment upon conversion” and “Conversion Rate Adjustment upon Certain Fundamental Changes.”

Response: The Company made changes to address the Staff’s comments.

United States Securities and

    Exchange Commission

March 27, 2007

U.S. Federal Income Taxation, page 19

5.	We note the response to prior comment 8. Please revise to state counsel’s opinion. You may cite any uncertainties contained in counsel’s opinion.

Response: The Company made changes to address the Staff’s comments. The relevant disclosure has been revised to reflect our opinion, as tax counsel to the Company, that the exchange should not constitute a significant modification of the Old Securities for U.S. federal income tax purposes and that receipt of the exchange fee should give rise to ordinary income.

6.	Refer to prior comment 16. As requested previously, delete the word “generally” in the third full paragraph on page 19.

Response: The Company made changes to address the Staff’s comments.

Risk Factors, page 23

7.	We note your risk factor that discusses your ability to service debt, including the new securities, is dependent on the results of operations of your subsidiaries and their ability to provide you cash. You further discuss that dividends, loans, or other distributions from your subsidiaries may be subject to contractual and other restrictions. Please expand your risk factor to discuss whether or not there are currently any such restrictions, the nature of those restrictions, and how you plan to overcome these restrictions to service your debt.

Response: There are currently no contractual restrictions on the ability of the Company’s subsidiaries to pay dividends or other distributions to the Company. Accordingly, the risk factor has been amended to state that currently there are no such restrictions, but that in the future there may be contractual or other restrictions that could prevent the Company’s subsidiaries from paying dividends or other distributions to the Company.

Other

8.	Explain to us how you considered the requirements for Schedule I of Article 5-04 of Regulation S-X in determining whether parent only financial statements should

United States Securities and

    Exchange Commission

March 27, 2007

be included in your Form 10-K. In your response provide your calculations of the restricted net assets to the consolidated net assets to support your conclusions, or revise to include the condensed financial information of the registrant as required.

Response: Schedule I is required to be filed “when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans and advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).”

In determining whether this test is met as of September 30, 2006, the Company considered all third party restrictions on the transfer of consolidated subsidiaries’ net assets to Headwaters. As of September 30, 2006, there was only one such restriction, related to the notes payable to a bank which Headwaters assumed in a business acquisition (see Note 8 to the 2006 consolidated financial statements). The notes, which were repaid in their entirety in February 2007, were collateralized by certain assets of the acquired subsidiary. The net assets of this subsidiary (after intercompany eliminations) were $9.2 million as of September 30, 2006, which represents 1.1% of the Company’s consolidated net assets as of that date ($801.0 million). Accordingly, the 25% test is not met and Schedule I is not required.

8-K dated and filed January 22, 2007

Exhibit 10.1

9.	Refer to prior comment 42. Since the exhibit was filed as an exhibit to the current report on Form 8-K, please refile by amendment to the 8-K the exhibit in its entirety before requesting acceleration of the registration statement’s effectiveness.

Response: On March 26, 2007, the Company filed an amendment to its Form 8-K dated January 22, 2007.

United States Securities and

    Exchange Commission

March 27, 2007

*         *         *

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any other information you need. Please contact me at (415) 983-7334.

Very truly yours,

/s/ Linda C. Williams
Linda C. Williams

cc:	Kirk A. Benson

Harlan M. Hatfield, Esq.